Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

Direct Line: (212) 859-8689 Fax: (212) 859-4000 joshua.wechsler@friedfrank.com January 23, 2020

VIA EMAIL AND EDGAR

John Cannarella

Jennifer Gallagher

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grindrod Shipping Holdings Ltd. Form 20-F for the Fiscal Year ended December 31, 2018 Filed April 16, 2019 File No. 001-38440

Dear Mr. Cannarella and Ms. Gallagher:

This letter sets forth the response of Grindrod Shipping Holdings Ltd. (the “Company”) to the comment letter, dated December 23, 2019, of the staff of the Division of Corporation Finance, Office of Energy & Transportation, of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 20-F for the Fiscal Year ended December 31, 2018 (File No. 001-38440) (the “2018 Annual Report”). To facilitate your review, we have reproduced the Staff’s comments below with the response to a particular comment set out immediately below the comment. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the 2018 Annual Report.

Operating and Financial Review and Prospects, page 46

1.

We note that voyage expenses include several significant categories, such as pool distributions, fuel costs, port expenses, and forward freight agreement derivatives. However, expenses for certain categories are not quantified. Please expand your disclosure to address changes in the material components of voyage expenses, in dollars and percentages, to more clearly focus your narrative on the underlying variances.

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Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

January 23, 2020

The Company respectfully advises the Staff that disclosure of the amounts of, and changes in, the components of voyage expenses as requested would not provide additional meaningful information to investors. The amount the Company incurs on such items, and the relative proportion of such items in the make-up of voyage expenses, in any given period can be influenced as much (if not more) by the extent to which our revenue is earned on a time charter or voyage charter basis, as by the changes in the underlying cost per unit of such expenses. For this reason the Company includes disclosure of time charter equivalent (“TCE”) rates, the calculation of which is net of voyage expenses, and which is a focal area for the Company in the management of its business and, the Company believes, a key area of focus for the users of its financial reports. However, the Company plans to include in future filings with the Securities and Exchange Commission (the “Commission”) an appropriate qualitative description of the impact of these expenses in voyage expenses. An example of such disclosure is indicated below by the underlined illustrative changes in the comparative results discussion on page 57 of the 2018 Annual Report.

Cost of sales. Total cost of sales decreased by $79.5 million, or approximately 20.5%, from $387.4 million for the year ended December 31, 2017 to $307.9 million for the year ended December 31, 2018. The largest component of cost of sales is voyage expenses, which decreased by $15.2 million from $166.9 million for the year ended December 31, 2017 to $151.7 million for the year ended December 31, 2018. The decrease in voyage expenses was largely attributable to the decrease in fuel costs and port expenses which was partly offset by the increase in pool distribution cost due to the increase in net earnings of the pool with the increase in drybulk spot rates. The decrease in fuel costs and port expenses was primarily due to a decrease in the number of operating days as a result of the sale of certain owned vessels and the redelivery of certain long-term chartered in vessels and a decrease in the number of operating days in the drybulk business as a result of fewer short-term chartered-in vessels as set out in the section “Revenue” above, as well as the sale of the two non-core businesses on January 1, 2018. The second largest component of cost of sales is charter hire costs….

2.

Please discuss any known trends or uncertainties that are reasonably likely to have a material effect on your profitability, such as the recent change in regulations requiring a reduction in sulfur emissions, from 3.5% of fuel content to 0.5%, which you indicate on page 39 could have a material negative impact on your results.

For example, quantifying the volumes of fuel consumed in ship operations each period as well as average fuel costs, and providing either your anticipated change in fuel costs or a sensitivity analysis, may suffice. Please refer to Part I, Item 5.A and 5.D of Form 20-F, if you require further clarification or guidance.

The regulations of the United Nations International Maritime Organization have been implemented and became effective January 1, 2020 (the “IMO 2020 Regulations”). At this stage, it is not possible to ascertain trends in the effect the IMO 2020 Regulations are having on the market, other than higher fuel costs in the near term, and accordingly the impact this may have on the Company’s profitability. It is unclear at this point in time as to when other trends may start to emerge. Further, given the very recent implementation date of the IMO 2020 Regulations and the complexity of the market, the Company does not believe at this stage that it will be possible to specifically identify the net effect on its profitability caused by the IMO 2020 Regulations. This is primarily the case due to both positive and negative market effects the regulations may have, along with the fact that, as both an owner of vessels and charterer of other third party vessels, the regulations may impact the Company in potentially offsetting ways. For instance, while higher fuel costs would negatively affect the Company to the extent the Company is unable to recover the higher costs from its customers, the product tanker market in which a portion of its fleet operates has actually benefited from the new regulations due to the need to supply worldwide bunkering ports with the new low sulphur fuel, which is transported in product tankers and has led to increased demand for product tanker shipments.  In addition, the installation of exhaust gas scrubbers by primarily larger vessels in the drybulk and tanker fleets is having the unintended effect of temporarily reducing vessel availability as those vessels are required to go out of service and visit shipyards for the installation of the systems.  The higher fuel costs are also causing owners to reduce their vessel speeds in order to reduce fuel consumption.  Both of these factors reduce effective fleet-wide vessel supply, which has the potential to cause higher charter rates than would otherwise be the case. While the Company has noticed this impact of the IMO 2020 Regulations so far, it is too early to know if these current trends will continue or what other trends may emerge.

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Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

January 23, 2020

In future filings, the Company will update its disclosure regarding the IMO 2020 Regulations and the risk factors to the extent material known trends have become clear.

Financial Statements

Consolidated and Combined Statements of Cash Flows, page F-6

3.

We note that you report proceeds from the disposal of ships as revenue and the cost of ships sold as a cost of sales in your Statements of Profits or Loss, presumably with reliance on paragraph 68A of IAS 16. However, we also see that you include both capital expenditures to acquire ships and proceeds from the disposal of ships as separate line items in the operating section of your Statements of Cash Flows.

Please clarify how you have applied the guidance in paragraphs 16(a) and (b) of IAS 7, in reporting this activity in the operating section of your Statements of Cash Flows.

The Company respectfully advises the Staff that the principal activities of the Company and its subsidiaries are purchases and sales of vessels, ship chartering and operating.  The Company's strategy is to maintain a young fleet compared to the market average. For accounting purposes, the Company estimates useful life as 15 years from date of delivery for new vessels with a residual value determined based on the estimated sales price of a 15-year-old ship.  The Company regularly engages in trading of ships. The acquisitions of its vessels, the charter of these vessels and the subsequent disposal of these vessels are integral part of its operating strategy.  Ships that are held for rental are initially classified as ships, property, plant and equipment. When these ships cease to be rented and a decision is made to sell these assets, the carrying amount is transferred to inventories. Upon sale of these ships, the sales value is recorded in gross revenue and the related carrying value of these assets (held as inventories) is recorded in cost of sales.  In this regard, the Company believes the guidance in paragraphs 16(a) and (b) of IAS 7 is not applicable given the acquisitions of its ships, the rental of these assets and the subsequent disposal of these ships are integral part of the Company's operations and therefore should be accounted for as operating activities rather than investing activities.  The Company further advises the Staff that in presenting these activities in the statements of cash flows, it has applied the guidance in paragraph 14 of IAS 7, which states:

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Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

January 23, 2020

"… Some transactions, such as the sale of an item of plant, may give rise to a gain or loss that is included in recognized profit or loss. The cash flows relating to such transactions are cash flows from investing activities. However, cash payments to manufacture or acquire assets held for rental to others and subsequently held for sale as described in paragraph 68A of IAS 16 Property, Plant and Equipment are cash flows from operating activities. The cash receipts from rents and subsequent sales of such assets are also cash flows from operating activities."

As noted above, all of the Company's ships are built or acquired for rental to others and are anticipated to be sold before reaching 15 years of age.  In accordance with paragraph 14 of IAS 7, cash payments on the manufacturing and acquisitions of the Company’s ships and its cash receipts of rental income and cash proceeds on the subsequent sales of these ships should be classified as operating activities.

To enhance the disclosure in this regard, the Company will include in its future filings the following additional description in our accounting policy for “Ships, Property, Plant and Equipment” to further clarify the treatment of cash flows from acquisition and disposal of such ships in the operating section of our “Statements of Cash Flows.”

Assets that are held for rental are initially classified as ships, property, plant and equipment. When these assets cease to be rented and a decision is made to sell these assets, the carrying amount is transferred to inventories. Upon sale of these assets, the sales value is recorded in gross revenue and the related carrying value of these assets (held as inventories) is recorded in cost of sales. In relation to these assets that are held for rental, the cash payments to acquire such assets and subsequently cash proceeds from the sale of such assets are classified as cash flows from operating activities.

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Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

January 23, 2020

Note 2-Significant Accounting Policies, page F-8

4.

We understand from your disclosures on pages 33 and 34 that you have vessels operating in commercial pools that you manage and in pools that are managed by others. Please include an accounting policy disclosure that reflects your consideration of the guidance in paragraphs B34 through B38 of IFRS 15, regarding your principal versus agent and gross versus net presentation determinations, and indicate how you report your allocations of amounts attributable to participants in pools for which you are the manager/principal.

Please describe the scope of your responsibilities for these pools, also the composition of the vessels managed in each pool, duration of the agreements, and extent of your economic interests or the number of your ships in the pools in relation to ships owned by others. Tell us the amounts of the revenues and expenses that you report for each period that relate to pool agreements in which you were the manager/principal, and the amounts of such revenues and expenses retained based on your share of the pools.

If you have vessel pool arrangements that you manage but are accounting for as an agent, please provide the analyses that you performed in formulating your accounting policy and please submit copies of the vessel pool agreements that were the most significant during 2018, in your role as a manager/principal, manager/agent, and non-manager/agent.

In response to the Staff's comment, the Company proposes to supplement its accounting policy note in section 2.18 to the Company’s financial statements,  with similar disclosure to the draft language below, in future filings with the Commission to clarify the determination of principal versus agent for the commercial pool arrangements entered or managed by the Company.

For pool arrangements where the Company’s vessels operate in the pools that the Company manages, an assessment is performed to determine who is the principal and agent in such arrangements.  In arrangements where the Company is a principal, the Company recognises revenue in the gross amount of consideration to which it expects to be entitled for the satisfaction of the performance obligation. On the other hand, where it is evaluated that the Company is an agent, the Company recognizes the net earnings received from the pool.

Indicators that the pool manager is a principal in a pool arrangement are:

•	The contract with the end charterer specifically names the pool, rather than the shipowner;
•	The pool manager is responsible for managing issues that may arise during the end charterer’s use of the vessel;
•	The pool manager has the power to decide which vessel in the pool it will use to fulfill the contract with the end charterer.
•	The pool manager sets the prices that the end charterer will pay to use the vessel.

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Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

January 23, 2020

For the pools for which the Company is the manager/principal, the Company does not separately disclose its share and third-parties’ share of the revenue and expenses. The Company reports the total amount of the revenue of such pools in its revenue, and the Company reports the share of the third party participants’ (which includes our joint venture companies) net earnings of the pool in  the Voyage expenses on the face of its Income Statement. Details of the method of distribution is described on page 34 of the 2018 Annual Report.

The Company manages two vessel pool arrangements namely, IVS Handysize Pool and IVS Supramax Pool and it was evaluated, in accordance with the policy set out above, that the Company acts as the principal in both arrangements. The Company does not manage any vessel pool agreements where we act as an agent in the pool arrangement. The Company respectfully refers the Staff to “Employment of Our Fleet” on page 33 of the 2018 Annual Report, which describes the responsibilities of the pool manager, and we as the pool manager of IVS Handysize Pool and IVS Supramax Pool assumes the same responsibilities. In addition, the Company respectfully refers to the Staff to “Employment of Our Fleet” on page 34 of the 2018 Annual Report, which describes the composition of vessels managed in each pool and the number of our ships in the pools in relation to ships owned by others.

Additionally, there is no fixed expiry date to the pool agreements entered by vessel owners and the pool manager. However, the vessel owners are entitled to withdraw their vessels from the pool and pool managers have the right to terminate the pool agreement in respect of a vessel if the vessel is not performing in accordance with the relevant pool parameters, provided there is a written notification given in accordance with the pool agreements.

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Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

January 23, 2020

The Company submits the table below (which covers the two pools we manage as principal) in response to the Staff’s request for the amounts of the revenues and expenses that the Company reports that relate to pool agreements in which the Company was the manager/principal, and the amounts of such revenues and expenses retained based on its share of the pools. In the table, TCE revenue of the pools is calculated as the pool revenue less pool expenses.

		2018	2017	2016
		US$’000	US$’000	US$’000

Pool Revenue	All reported in our Revenue	202,923	182,764	127,202
Pool Expenses	All reported in our Voyage expenses	(68,660)	(51,122)	(42,158)
TCE Revenue of the pools		134,263	131,642	85,044

Economic interest allocation:
Vessels owned or controlled by us outright		69,114	70,931	44,630
Joint Venture vessels – our total economic interest		24,965	15,329	8,940
Joint Venture vessels – outside partners’ economic interest		25,073	29,063	17,381
Third Party vessels		15,111	16,319	14,093
		134,263	131,642	85,044

Should you have any questions or comments in response to this filing, please call Joshua Wechsler at (212) 859-8689 or Dave Rao at (202) 639-7203.

Sincerely,

/s/ Joshua Wechsler

Joshua Wechsler

cc:	Martyn Wade (Grindrod Shipping Holdings Ltd.) Stephen Griffiths (Grindrod Shipping Holdings Ltd.) Dave Rao (Fried, Frank, Harris, Shriver & Jacobson LLP)

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